Exhibit 99.1

Auryn Identifies New, Significant Gold and Silver Targets at the Homestake Ridge Project

Vancouver, British Columbia – June 4, 2019 – Auryn Resources Inc. TSX: AUG, NYSE AMERICAN: AUG, “Auryn” or the “Company”), is pleased to announce that two additional targets have been identified at the Homestake Ridge Gold Project within the Golden Triangle in British Columbia, Canada. These targets are approximately 10km northeast and 3.5km south of the previously identified high-grade resource (125,000 oz. of 6.25 g/t Au, 1M oz. of 47.9 g/t Ag indicated and 932,000 oz. of 4 g/t Au and 21.2M oz. of 90.9 g/t Ag inferred1) and were identified in a regional surface exploration program conducted in 2018 and using historical data from the 7500 hectare land package.

At the new northern target, which Auryn is calling Bria, rock samples returned assays of up to 11g/t gold and 448 g/t silver (Table 1). At the new southern target, Kombi, two separate high-priority areas have been defined from consecutive drainage basins where historical stream sediments were anomalous in gold and silver (Figure 1).

A Message from Ivan Bebek, Executive Chairman & Director:

“In an effort to make a bigger exploration impact at Homestake Ridge we looked away from the known resources and successfully identified two, new large-scale gold and silver opportunities. These targets are in areas that have seen modest previous exploration and importantly contain high-grade and demonstrate the potential for substantial mineralization.

“In the coming weeks we will be receiving and releasing results from the historical drill core we obtained from our Sombrero copper-gold project in Peru as well as providing a Committee Bay update. The update will include plans for 2019 and a video that explains our use of artificial intelligence at the project.”

New Targets:

The two, new large-scale targets on the property were identified following a full review of historical datasets, geologic mapping, stream sediment and rock chip sampling.

The northern target, Bria, is defined by high-grade gold and silver rock samples from mapped quartz veins that are believed to be related to an Eocene aged intrusive rock. Maximum values from these samples are 11g/t gold and 448 g/t silver, demonstrating the potential to find high-grade mineralization within the target area. The mineralized veins that were sampled are considered to be leakage structures from potential mineralized bodies associated with mapped intrusive rocks. Rock sample results are presented below in Table 1.

Table 1:

Bria Target Rock Samples*
Sample ID	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
W725805	11.05	212	548	1445	203
W725900	5.77	17.05	58.8	1770	506
W725898	4.28	109	83.9	5020	41
W725804	1.74	199	138.5	5430	616
W725802	0.823	6.78	45.7	288	73
W725899	0.757	448	36.5	8500	1480
W725803	0.557	9.13	126	246	64
W725897	0.299	201	141	5240	878
*Approximately 1-2kg of material was collected for analysis and sent to ALS Lab in Thunder Bay, ON for preparation and then to Vancouver BC for analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where ICP21 results were > 5 g/t Au the assay were repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). Where MS61 results were greater or near 100 ppm Ag the assay were repeated with ore grade four acid digest method (Ag-OG62). QA/QC programs for 2017 rock grab samples using internal standard samples, lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. Grab samples are selective in nature and cannot be consider as representative of the underlying mineralization.

The southern target area, Kombi, has been defined by historical stream sediment samples taken in 2010, which Auryn’s technical team believes are robust due to the sample collection methodology and assaying methods (see technical appendix). One of the high-priority areas at Kombi is defined by a two kilometer trend of gold-in-stream sediments within multiple adjoining drainage basins, demonstrating peak values of 0.91 g/t gold. This continuous trend of gold over multiple catchment areas coincides geologically with the Betty Creek Formation that also hosts the defined Homestake Ridge deposits.

The second high-priority area within Kombi has been identified through stream sediment samples from adjoining drainage basins that define a one-kilometer-long trend at the southern limit of the property. The anomalies are defined by strong gold, silver, copper, antimony and arsenic responses that coincide with the Stuhini group formation, which hosts the former producing high-grade Snip mine that produced approximately one million ounces of gold at an average grade of 27.5 g/t2.

2018 Exploration Program

The 2018 exploration program focused on developing new gold and silver targets away from the defined resource in addition to a 2482 meter drill program at the South Reef target. The drill program consisted of six drill holes and did not produce any significant results, although sporadic gold mineralization was encountered in each drill hole as presented below in Table 2.

Table 2:

Intercepts Highlight 2018 – South Reef
Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
18HR-306	347	349	2	3.11	1.6
18HR-307	222	224	2	1.06	0.6
	302	304	2	1.43	1.4
18HR-310	74	76	2	1.96	0.4
True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

2019 Exploration:

Auryn has budgeted for a $700,000 CAD follow-up surface work program in Q3 2019. The program will include additional geologic mapping, rock sampling and ground geophysical surveys at the newly defined targets. The intention is to use the results from this work in the development of future drill targets.

Homestake Ridge: 2019 Target Areas

AURYN RESOURCES

Auryn Grab Highlights:
Gold: 11.05 g/t, 1.74 g/t
Silver: 212 g/t, 199 g/t
Bria Target
Auryn Grab Highlights:
Gold: 5.77 g/t, 4.28 g/t
Silver: 448 g/t, 201 g/t, 109 g/t
Homestake Main Zone
73m of 21 g/t Au and 12 g/t Ag
31.2m of 8.4 g/t Au and 346 g/t Ag
73.3m of 6.1 g/t Au and 11 g/t Ag
94.2m of 6.1 g/t Au and 15 g/t Ag
Homestake Silver Zone
50.7m of 4 g/t Au and 177 g/t Ag
33.1m of 12.1 g/t Au and 7 g/t Ag
South Reef Zone
8.7m of 11.3 g/t Au and 1.6 g/t Ag
4m of 11.5 g/t Au and 3.7 g/t Ag
Historical grab sample up to 0.26 g/t Au[3]
Historical stream sediments up to 910 ppb Au
Historical grab sample up to 22 g/t Ag[3]
Kombi Target
Historical grab samples up to 576 g/t AgEQ[2]
Historical chip sample up to 34.28 g/t Au[1]
N
2 km
Legend
Homestake Ridge Claims
Target Areas
Rock Sample Highlights
Mineral Resources
Prospect
Stream Sediment
Historical Au ppm
Au x Background
Auryn Au ppb
< 0.012
< 1x
< 2.18
0.012
1x
2.18
0.024
2x
4.36
0.036
3x
> 6.54
0.060
5x
>0.120
> 10x
Regional Geology
Tertiary Intrusives
Salmon River Fm.
Upper Betty Creek Fm.
Lower Betty Creek Fm.
Stuhini Gp.

Figure 1: Illustrates the two newly-defined regional target areas to the northeast and south of the Homestake Ridge resource areas. The Bria target to the northeast was defined by reconnaissance stream sediment and rock chip sampling in Auryn’s 2018 program and the Kombi target to the south was defined by historical stream sediment results.

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

Homestake Drilling

Intercepts were calculated using a minimum of a 0.2 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive meters of less than 0.2 g/t Au.

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to ALS Lab in Terrace and Vancouver, BC for preparation and then to Vancouver BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA23) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Dolly Varden Stream Sediments 2010:

Approximately 3-5kg samples were collected from stream sediments and sent to ALS Lab in Vancouver, BC for preparation and analysis. Stream sediment samples were dried at the lab and the entire sample sieved to -150 mesh (~100 microns) using shakers. Both plus and minus fractions were saved and the weights recorded on the assay certificate. A 50g cut of the -150 mesh material was digested in aqua regia and analyzed for gold using an ICP-MS instrument (inductively coupled plasma mass spectrometry; ALS analytical code Au- ST44). The detection limit range with this technique is between 0.0001 and 0.1 g/t. Samples with greater than 0.1 g/t gold were re-analyzed using ALS’ Au-OG44 analytical technique, which also uses aqua regia digestion and ICPMS. A total of 51 elements (including gold) were analyzed from the initial digestion solution using ICPMS (ALS analytical code ME-MS41).

Due to the grass-roots nature of the program in which no samples would be used for a resource calculation, no QAQC (quality assurance - quality control) program was implemented by Dolly Silver Corporation. ALS Laboratory Group, however, has an internal system of QAQC consisting of insertion of sample standards and blanks, and the analysis of duplicate samples. All standards, blanks and duplicates appear to be within the range of accepted values.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

1 Refer to 43-101 report dated September 29, 2017 as amended October 23, 2017 and filed under Auryn Resource’s Sedar profile at www.sedar.com

2 Source: https://www.skeenaresources.com/projects/snip